SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G/A (Rule 13d-102)	Estimated average burden hours per response. . 11

Information To Be Included In Statements Filed Pursuant To
Rules 13d-1(b), (c) And (d) And Amendments Thereto Filed Pursuant To Rule 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No.  3)*

SILICON IMAGE, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

827057 10 2

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 827057 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sang-Chul Han

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Korea

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,794,650

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,794,650

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,794,650

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 5.7%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Silicon Image, Inc.
	(b)	Address of Issuer's Principal Executive Offices 1060 East Arques Avenue Sunnyvale, CA 94086

Item 2.
	(a)	Name of Person Filing Sang-Chul Han
	(b)	Address of Principal Business Office or, if none, Residence c/o Kang Nam Cable Ryukyung Building 239-1, Bonhyun-dong Kangnam-ku, Seoul, Korea 135-010
	(c)	Citizenship Korea
	(d)	Title of Class of Securities Common Stock, $0.001 par value per share
	(e)	CUSIP Number 827057 10 2

Item 3.	If this statement is filed pursuant to 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 3,794,650
	(b)	Percent of class: 5.7%

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 3,794,650
(ii) Shared power to vote or to direct the vote 0
(iii)

Sole power to dispose or to direct the disposition of    3,794,650

(iv)

Shared power to dispose or to direct the disposition of    0

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2003
Date
/s/ Sang-Chul Han
Signature
Sang-Chul Han
Name/Title